Sheppard, Mullin, Richter & Hampton LLP 1901 Avenue of the Stars, Suite 1600 Los Angeles, California 90067-6055 310.228.3700 main 310.228.3701 fax www.sheppardmullin.com

February 25, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Cheryl Brown
Kevin Dougherty

Re:	Permex Petroleum Corp.
Registration Statement on Form S-1
Filed January 29, 2025
File No. 333-284586

Dear Ladies and Gentlemen:

On behalf of Permex Petroleum Corp., a corporation formed under the laws of British Columbia, Canada (the “Company”), we are writing to respond to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated February 19. 2025 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed on January 29, 2025.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. In addition, the Company is currently with this letter filing with the Commission, Amendment No. 1 to the Registration Statement (the “Amendment”). Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment.

Registration Statement on Form S-1

General

1.	We note the amount of time Messrs. Lindemuth and Eberwein have held their shares and that Mr. Lindemuth appears to be a controlling shareholder, as well as the size of the offering relative to the number of common shares outstanding and held by nonaffiliates. Please provide us with a detailed legal and factual analysis explaining your basis for determining that this secondary offering is eligible to be made under Rule 415(a)(1)(i) and why it should not be treated as an indirect primary offering. For guidance, refer to Securities Act Rules Compliance & Disclosure Interpretation 612.09.

Response:

In an effort to assist registrants in determining whether an offering by selling shareholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 612,09”). C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

●	how long the selling shareholders have held the shares;
●	the circumstances under which the selling shareholders have received the shares;
●	the relationship of the selling shareholders to the issuer;
●	the number of shares being sold;
●	whether the selling shareholders are in the business of underwriting securities; and
●	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For the reasons set forth below, the Company respectfully submits that the registration and offering from time to time (the “Offering”) of up to 4,699,394 shares (the “Shares”) of the Company’s common shares (“Shares”) upon conversion of the Company’s 10% senior secured convertible debentures (“Debentures’) and exercise of the Company’s purchase warrants (“Warrants”) held by Messrs. Lindemuth and Eberwein (the “Investors”) in the Registration Statement is not, and should not be considered, a primary offering of the Shares to the public. We respectfully submit that the Offering should be considered a secondary offering under Rule 415(a)(1)(i) of the Securities Act.

How Long Messrs. Lindemeuth and Eberwein Have Held the Shares

Presumably, the longer shares are held, the less likely it is that the selling shareholders are acting as a mere conduit for the issuer. The Shares being registered under the Registration Statement represent Common Shares issuable upon conversion of Debentures in the current outstanding principal amount of $4,276,389 plus twelve (12) months of interest on the Debentures from the date of issuance at a fixed conversion price of $1.91 and upon exercise of Warrants in a private placement transaction pursuant to a securities purchase agreement, dated as of November 1, 2024 at an exercise price of $1.91 per share, to certain accredited investors on November 1, 2024 (the “Private Placement”). Here, the Investors have now held Debentures and Warrants (and the underlying Shares) for almost 4 months as of the date of this letter. The length of time during which the Investors have held the Debentures and Warrants (and underlying Shares) prior to an effective Registration Statement demonstrates that the Investors are not underwriters who purchased the securities with an intent to distribute them.

Additionally, although the Investors have bargained for registration rights pursuant to a registration rights agreement (“Registration Rights Agreement”) as part of the Private Placement, in and of themselves, does not evidence an intent on the part of the Investors to sell Shares. The fact that the Registration Rights Agreement permits a generous 120-day window before the filing of the Registration Statement (as opposed to a more typical 30-day period)

The Circumstances Under Which the Investors Received the Shares

The proposed registration is not of the type about which the Staff has normally raised concerns under Rule 415, such as abusive PIPE transactions. The subject transaction can be distinguished from abusive PIPE transactions for a number of reasons.

In addition, the Debentures and Warrants issued in the Private Placement lacks any “toxic” features such as price a variable conversion conversion/exercise price, re-set, or other similar toxic provisions that have been identified by the Staff as causing concern in PIPE transactions. The Investors continue to bear the full risk of ownership in the Company through their investment in the Debentures and Warrants. Therefore, the issuance of the shares by the Company to the Investors cannot be realistically characterized as the Company indirectly selling shares into the market to raise capital.

Additionally, as described above, the act of registration does not by itself equate with an intent to distribute. The Registration Rights Agreement provides for a generous amount of time for the filing and at least 4 months will have passed following the Private Placement before the Registration Statement would become effective.

The issuance of the shares to the Investors was a bona fide private offering pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D. Each Investor also made extensive representations regarding its intent, including representations that it did not intend to effect a distribution of the securities.

In addition, the Shares are only traded only over-the-counter on the OTC Pink Sheets in the United States and on the Canadian Securities Exchange in Canada. Due to the Company’s prior delinquency in filing the Company’s periodic reports, the Form 211 originally filed with, and cleared by, the Financial Industry Regulatory Authority (“FINRA”) pursuant to Rule 15c2-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) covering the Shares was revoked by FINRA. Consequently, until a new Form 211 is filed with, and cleared by FINRA, the Shares will not be eligible for proprietary broker-dealer quotations on the OTC Pink Sheets and all quotes in Shares on the OTC Pink Sheets will only reflect unsolicited customer orders. Since unsolicited-only stocks have a higher risk of wider spreads, increased volatility, and price dislocations., the Investors will have difficulty selling the Shares in the United States until a new Form 211 is filed with and cleared by FINRA under Rule 15c2-11 of the Exchange Act. Further, given the Investors are located in the United States, they will have difficulties reselling the Shares on the Canadian Securities Exchange, as only a limited number of Canadian broker dealers work with clients in the United States and there is only very limited trading volume of the Shares on the Canadian Securities Exchange. According to the Canadian Securities Exchange website, the average daily trading volume over the 7-trading days preceding submission of this letter was approximately 347 shares. If the each of Mr. Lindemuth and Mr. Eberwein attempted to liquidate their position in the Shares held by them in the open market on the Canadian Securities Exchange it would take approximately 9,068 days and 2,347 days, respectively, for each of them them to do so at that volume, assuming no other person sold a single share of stock during that entire period. Assuming no holidays, that would require a period of almost 25 years for Mr. Lindemuth and 6.5 years for Mr. Eberwein. No rational investor would purchase a block of shares with the intent of effecting a distribution given this trading volume. The thin float in the Common Shares would render any attempt to distribute the shares impossible — the market for the Common Shares simply could not absorb that much stock. In this situation, the concept that the Investors have “freely tradable” shares is far more theoretical than real. For all practical purposes, the Investors are locked into their investment absent a strategic acquisition or other M&A or capital markets event, regardless of whether their Shares are registered.

The foregoing reality is even clearer based on the fact that it is a condition to the Company’s pending public offering that the Investors will be required to execute a lock-up agreement with the underwriters for such offering where they will agree to a 180-day lock up following consummation of such offering. The Company respectfully submits that the foregoing strongly suggests a lack of distributive intent.

Furthermore, there is no evidence that a distribution would occur if the Registration Statement is declared effective. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)

Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution” under Regulation M. Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here there is no evidence that any special selling efforts or selling methods have or would take place if all of the shares covered by the Registration Statement were registered. Nor is there any evidence that any of the selling stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares.

The Relationship of the Investors to the Company

The Company does not have an underwriting relationship with Investors. As discussed above, the Investors acquired the Debentures and the Warrants (pursuant to which the Shares are issuable upon conversion and/or exercise thereof) in a private placement and represented to the Company that it was acquiring the Debentures, the Warrants and the Shares for its own account and not with a view towards distribution, and that it did not have any agreement or understanding, directly or indirectly, with any person to distribute the Shares.

The Investors had no prior relationship with the Company prior to the Private Placement.. The Investors do not have any special contractual rights as a stockholder of the Company other than under the Registration Rights Agreement.

The current Registration Statement has been filed by the Company as a result of Registration Rights Agreement in connection with the Private Placement. The registration rights granted to Investors under the Registration Rights Agreement are traditional registration rights and are not indicative of any present intention of the Investors to sell or distribute the Shares, much less sell or distribute the Shares on behalf of the Company. From the point of view of the Company, filing the Registration Statement entails incremental legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Company. Absent the Investors contractual registration rights, the Company would not be filing the Registration Statement, and the Company will not receive any proceeds from any subsequent sale of the Shares (although it may receive proceeds in the event that the Warrants are exercised for cash). The Investors negotiated the customary registration rights set forth in the Registration Rights Agreement for a variety of business reasons, and, in any case, the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering.

Moreover, the Staff has noted in its Securities Act Compliance and Disclosure Interpretation 116.15 (“C&DI 116.15”) that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.” As such, the Company believes that the Offering is indeed a genuine secondary offering.

The Number of Shares Being Registered

The Company acknowledges the large amount of shares of common stock involved; however, the Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, Securities Act Compliance and Disclosure Interpretation 612.12 (“C&DI 612.12”) describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Additionally, Securities Act Compliance and Disclosure Interpretation 216.14 (“C&DI 216.14”), regarding the use of Form S-3 to effect a secondary offering, also provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.”

The Company believes that these interpretive provisions make clear that a holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. The Company has been informed that the Investors no agreements or understandings with any person with respect to the distribution of the Shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that the Investors have conducted any road shows or taken any other actions to condition or “prime” the market for their shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter support the characterization of the offering as secondary in nature.

Whether the Investors Are in the Business of Underwriting Securities

The Company is advised that the Investors are not in the business of underwriting securities and are not registered broker-dealers. According to representations of the Investors that the Company relied upon in the course of the Private Placement, the Investors acquired the Shares for investment purposes and not with a view of distribution. The Company has no basis to believe that these representations are not true.

Whether Under All Circumstances It Appears That the Investors Are Acting as a Conduit For the Company

The Investors are each acting on its own behalf and not on behalf of the Company The Investors have each borne for almost four months, and continues to bear, the full economic and market risk of its investment in the Company. The totality of the facts and circumstances surrounding the Offering demonstrates that the Investors are not acting as a conduit in a distribution to the public. Rather, it is acting for its own account as an investor in an arms-length transaction with the Company. The Company believes that the following factors weigh in favor of the conclusion that the Offering is a valid secondary offering:

●	the Investors have held the Debentures and Warrants pursuant to which the Shares are issuable for almost 4-months. Such Debentures and Warrants as well as the Shares to be registered pursuant to the Registration Statement were issued in connection with the bona fide decision of the Investors to engage in a long-term investment in the Company;
●	the Investors have borne the risk of investment by holding the Debentures and Warrants for almost 4-months and acquired the Debentures and Warrants in the negotiated Private Placement involving representations by the Investors as to their investment intent;
●	the Investors did not receive any placement fees or commissions from the Company in connection with their acquisition of the Debentures and the Warrants;
●	the Company filed the Registration Statement to comply with the provisions set forth in a Registration Rights Agreement with the Investors and will receive no financial benefits from any future sale of the Shares (although it will receive proceeds if the Warrants are exercised for cash);
●	the Staff’s prior position in C&DI 116.15 concludes that affiliates are not automatically deemed to be alter-egos of issuers and may validly engage in secondary offerings;
●	the Investors are not in the business of underwriting securities and are not registered broker-dealers; and
●	the amount of shares involved is only one factor in the facts and circumstances analysis and is not dispositive, especially in light of the Staff’s prior positions taken in C&DI 612.12 and C&DI 216.14.

Based on the foregoing considerations, we believe and respectfully submit that the Investors are not acting as a conduit for the sale of shares to the public, that the registration of the Shares for resale by the Investors pursuant to the Registration Statement is a true secondary offering under Rule 415(a)(1)(i) and that there is no risk to the investing public if the Registration Statement is declared effective.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact the undersigned at (310) 228-6155 with any questions or further comments regarding the responses to the Staff’s comments.

*****

Sincerely,

/s/ Andrew Bond
Andrew Bond

cc:	Bradley Taillon
Permex Petroleum Corporation

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